UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number:

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IMMURON LIMITED

EXPLANATORY NOTE

Immuron Limited (the “Company”) published three announcements (each a“Public Notice”) to the Australian Securities Exchange announcing:

-	an Appendix 3Y - Change of Director’s Interest Notice for Director Peter Anastasiou;

-	an Appendix 3Y - Change of Director’s Interest Notice for Director Peter Anastasiou; and

-	a Form 604 - Change of Substantial Shareholder Notice for Grandlodge.

A copy of each Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Appendix 3Y - Change of Director’s Interest Notice for Director Peter Anastasiou

99.2	Appendix 3Y - Change of Director’s Interest Notice for Director Stephen Anastasiou

99.3	Form 604 - Change of Substantial Shareholder Notice for Grandlodge

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: January 2, 2018	By:	/s/ Peter Vaughan
Peter Vaughan
Joint Chief Financial Officer